UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group, Inc.

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

October 17, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*	This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 12

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 2 of 12 Pages)

CUSIP No. 70211M109	Page 3 of 12

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 3 of 12 Pages)

CUSIP No. 70211M109	Page 4 of 12

1	NAME OF REPORTING PERSON: HSAC Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 4 of 12 Pages)

CUSIP No. 70211M109	Page 5 of 12

1	NAME OF REPORTING PERSON: Saban Capital Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 5 of 12 Pages)

CUSIP No. 70211M109	Page 6 of 12

1	NAME OF REPORTING PERSON: SCG Investment Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 6 of 12 Pages)

CUSIP No. 70211M109	Page 7 of 12

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 7 of 12 Pages)

CUSIP No. 70211M109	Page 8 of 12

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 8 of 12 Pages)

CUSIP No. 70211M109	Page 9 of 12

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 48,050,000** (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 48,050,000** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,050,000** (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.9%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 155,663,961 Ordinary Shares outstanding as of September 11, 2013.
**	Does not include Ordinary Shares beneficially owned by the other parties to the Shareholders’ Agreement, as to which the Reporting Persons disclaim beneficial ownership. Also does not include 2,983,333 Ordinary Shares that are to be transferred to S.B. Israel on one or more future deferred closing dates pursuant to the terms of the Scailex Share Purchase Agreement.

(Page 9 of 12 Pages)

The statement on Schedule 13D filed on February 8, 2013 , relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer” or “Partner”), (the “Schedule 13D” or the “Original Filing”), is hereby amended as set forth below by this Amendment No. 1 (this “Amendment”). This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 1 to the Original Filing.

Item 6 of Schedule 13D is amended by adding the following paragraphs:

Registration Rights Agreement

On October 17, 2013 (the “Effective Date”) S.B. Israel and the Issuer entered into a Registration Rights Agreement (“RRA”) pursuant to which S.B. Israel has the right to require Issuer to file a Registration Statement under the Securities Act in respect of all or some of the Shares held by S.B. Israel from time to time (not less than a number of Ordinary Shares that represents at least 2.65% of the then outstanding Ordinary Shares of Issuer). As promptly as practicable, but not less than 45 days after Issuer receives a written notice from S.B. Israel demanding that Issuer register the number of Ordinary Shares specified in such request (a “Demand Registration”). Issuer must file a registration statement with the Securities and Exchange Commission (“Commission”) and thereafter use its best efforts to cause the registration statement to promptly be declared effective. Issuer may satisfy its obligation to file a Demand Registration through an automatic shelf registration statement on form F-3 within the meaning of Rule 405 under the Securities Act.

Issuer shall be entitled to postpone and delay the filing of any Demand Registration for a period not exceeding 45 days if (i) the Issuer is conducting or about to conduct an underwritten public offering of securities in which S.B. Israel is entitled to join, (ii) the Issuer is subject to an existing contractual obligation not to engage in a public offering, (iii) the financial statements of the Issuer for the fiscal period most recently ended prior to such written request are not yet available, or (iv) the Issuer shall determine that any such filing or the offering of any Registrable Shares would (x) in the good faith judgment of the Board of Directors of the Issuer, impede, delay or otherwise interfere with any pending or contemplated financing, acquisition, corporate reorganization or other similar transaction involving the Issuer, (y) based upon advice from the Issuer’s investment banker or financial advisor, adversely affect any pending or contemplated offering or sale of any class of securities by the Issuer, or (z) require disclosure of material nonpublic information which, if disclosed at such time, would be materially harmful to the interests of the Issuer and its shareholders.

If the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of its Ordinary Shares (i) for its own account (other than a registration statement on Form F-4, S-4 or S-8 (or any substitute form that may be adopted by the Commission)) or (ii) for the account of any holders of its Ordinary Shares (including any pursuant to a Demand Registration), on a form and in a manner that would permit registration of Ordinary Shares held by S.B. Israel for sale to the public under the Securities Act, the Issuer shall give written notice of such proposed filing to S.B. Israel as soon as practicable (but in any event not less than 30 days before the anticipated filing date), and provide S.B. Israel the opportunity to register such number of Ordinary Shares as S.B. Israel shall request. Upon the written direction of S.B. Israel, given within 20 days following the receipt by S.B. Israel of any such written notice, the Issuer shall include in such registration statement (a “Piggyback Registration” and, collectively with a Demand Registration, a “Registration’”) such Ordinary Shares designated by S.B. Israel.

S.B. Israel shall, in connection with any registration of the Issuer’s securities pursuant to Section 3.01 or 3.02 of the RRA, upon the request of the Issuer or the underwriters managing any underwritten offering of the Issuer’s securities, agree in writing not to effect any sale, disposition or distribution of any Ordinary Shares (other than that included in the registration) without the prior written consent of the Issuer or the representatives of such underwriters, as the case may be, for such period of time not to exceed 180 days from the effective date of such registration as the Issuer or the underwriters may specify.

In the case of a registration statement proposed by the Issuer for its own account, Issuer shall bear all expenses, excluding underwriters’ discounts and commissions and any stamp or transfer tax or duty. In the case of such a Registration, S.B. Israel shall bear and pay the underwriting commissions and discounts and any stamp or transfer tax or duty and the fees and disbursements of counsel applicable to the securities offered for its account in connection with such Registration. In the case of a Demand Registration, S.B. Israel shall bear and pay the underwriting commissions and discounts for an underwritten offering and any stamp or transfer tax or duty and the fees and disbursements of counsel applicable in each case to the securities offered for its account in connection with such Registration.

The RRA terminates no later than five years from the Effective Date.

The foregoing summary of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated by reference herein.

(Page 10 of 12 Pages)

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is amended and restated in its entirety as follows:

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.6*	Shareholders’ Agreement, dated as of January 29, 2013, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

* previously filed

(Page 11 of 12 Pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 25, 2013

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group, Inc., the general partner of HSAC Investments LP

SABAN CAPITAL GROUP, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS, INC.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban

(Page 12 of 12 Pages)